

Mail Stop 3720

March 22, 2010

Via U.S. Mail and Fax
Michael D.Weaver
President & Chief Executive Officer
Otelco Inc.
505 Third Avenue East,
Oneonta, AL   35121

       Re: **Otelco Inc.**
               Item 4.02 Form 8-K/A
               Filed   March 1, 2010
               File No. 001-32362

Dear Mr. Weaver:

      We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director